Ford

James C. Gouin	One American Road
Vice President and Controller	P.O. Box 1899
Dearborn, Michigan 48126

August 16, 2006

VIA EDGAR & FACSIMILE

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Ford Motor Company
Annual Report on Form 10-K for the year ended December 31, 2005
("2005 10-K Report")
File No. 1-03950

Dear Mr. Humphrey:

The following is in response to the comments and requests for supplemental information in your most recent letter dated July 26, 2006 to Mr. Donat R. Leclair, Jr., Ford Motor Company's Executive Vice President and Chief Financial Officer. The numbered paragraphs below correspond to the numbered paragraphs in your letter:

1.
As indicated in our previous response, we do not believe that a reasonable investor would consider the lawful business activities of Ford and its majority-owned subsidiaries in Syria to be material from either a quantitative or qualitative standpoint.

In addition to the analysis contained in our response dated July 18, 2006, we herein expand our qualitative materiality discussion as requested. First, we note that our global website publishes the fact that Ford sells vehicles into Syria (Syria being readily available as one of the choices in the dropdown menu of countries into which we sell vehicles); global websites for our non-U.S. subsidiaries Volvo, Land Rover and Jaguar similarly list information regarding authorized dealerships in Syria. Although not discussed in our periodic filings because we believe the information to be immaterial, our limited and lawful business activity in Syria is public information, and we have not been able to identify any resulting negative impact on our reputation or share value. Sustained levels of investor inquiries might be considered another gauge of interest in particular aspects of our business; we are not aware of any inquiries regarding our business activities in Syria, including from the public investment funds mentioned in your letter of July 5, 2006. In evaluating qualitative materiality, we also note based on publicly available information that Ford is not unique within the automotive industry in conducting limited business in Syria.

As indicated in our response dated July 18, 2006, Ford and its majority-owned subsidiaries do not directly or indirectly conduct business in Sudan or Iran, except that our

Land Rover subsidiary has a contractual relationship with a distributor in the United Kingdom that sells Land Rover models into various markets, including Sudan. As discussed below, we requested additional information from this distributor in response to your further inquiry, and we have been assured by this distributor that its sales into Sudan are negligible. We do not believe that this lawful, de minimis sale of Land Rover vehicles by an independent distributor has had or will have a significant negative impact on our reputation or share value.

2.
As indicated in our most recent response, we do not believe that a reasonable investor would consider Mazda's business activities relating to Iran or Syria likely to pose a material risk to Ford's reputation or share value. As noted, Mazda is not a subsidiary of Ford; Ford owns approximately 33.4% of Mazda. Although Ford and Mazda share a relationship of strategic cooperation, Mazda is a separate legal entity with a majority of board members independent of Ford, and our equity interest in Mazda does not meet the requirements for consolidation under ARB 51 or FIN 46-R. Further, information about Mazda's distributors in Iran and Syria is readily available from Mazda's global website, and we are not aware of any negative impact resulting from public disclosure of its business activities on Mazda's reputation or share value - or, by extension, on Ford's reputation or share value.

In response to your most recent letter, we requested additional information from Mazda regarding the nature of its activities relating to Iran and Syria. We have been advised that Mazda sells its products to independent Japanese distributors in Japan, who then resell the product to separate trading companies in Iran and Syria. We have been advised that sales by Mazda to these Japanese distributors of vehicles that are then sold by the distributors to outlets in Iran and Syria combined resulted in sales revenue of less than $60 million in 2004 and 2005, and $85 million in 2003; Ford eventually would have attributed to it approximately one third of the net profit, if any, from such sales. We do not believe that this de minimis business activity by Mazda impacts Ford's reputation or share value, or the value of Ford's ownership interest in Mazda.

3.
The authorized dealerships that sell products of Ford's non-U.S. subsidiaries in Syria are neither owned nor controlled by the Syrian government or government officials. Although we account for vehicle sales at the time of sale by Ford or its non-U.S. subsidiaries to authorized dealerships, we do not believe, after due inquiry, that any of the minimal sales volume by authorized dealerships in Syria in recent years was to the Syrian government or to Syrian government-owned or -controlled entities.

4.
Sales by Land Rover to its authorized distributor take place in the United Kingdom, after which the authorized distributor takes control of the vehicles for export to various markets, including Sudan. Based on your most recent request, we queried Land Rover's distributor about the ultimate disposition of the vehicles it purchases from Land Rover. We were advised that, with regard to Sudan, the distributor sells the vehicles that it purchases from Land Rover to a retail outlet in Sudan, which does supply vehicles to various government departments in Sudan. We have been advised by the distributor that the bulk of the small sales volume of this retail outlet has been directed toward the Ministry of Interior. We have been advised further that the other government sales have been largely used for agricultural development purposes.

5.
The amount of revenue generated by the activities of Ford and its non-U.S. subsidiaries in Syria for fiscal years 2003 and 2004 were less than 2005 results. Land Rover was advised by its U.K. distributor that sales volume into Sudan in each of these years was negligible.

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please call me at (313) 323-6901, or Mark Kosman, Accounting Director, at (313) 845-9255.

Sincerely,

/s/ James C. Gouin

James C. Gouin
Vice President and Controller

cc: Amy Geddes, Division of Corporation Finance
Pradip Bhaumic, Division of Corporation Finance